Registrant Name:   Vanguard World Fund Inc.
CIK:   0000052848
File Number: 811- 01027
Series: 1

VANGUARD NAMES NEW ADVISER FOR U.S. GROWTH FUND

The Vanguard Group announced today that Alliance Capital
Management will be appointed as the investment adviser for Vanguard U.S. Growth Fund, effective today.
Alliance, headquartered in New York City, oversees some $433 billion in net assets (as of March 31, 2001) and is a recognized leader in large-cap growth stock investing.

Lincoln Capital Management, located in Chicago, Illinois, has served as the fund's investment adviser since 1987. The fund was formed in 1959, has net assets of $12 billion, and approximately 740,000 shareholders.
"Lincoln Capital Management has served the fund's shareholders capably, and we thank them for their service and their dedication to our shareholders over the past 14 years," said Vanguard Chairman and Chief Executive Officer John J. Brennan. "We believe that the team at Alliance is well structured to serve the fund's shareholders in the future."

"Alliance is very pleased to be named the investment adviser for the Vanguard U.S. Growth Fund," said Alliance Chief Executive Officer Bruce Calvert. "It is a great opportunity to build our relationship with Vanguard and we are looking forward to working closely with the entire Vanguard organization to meet the goals and objectives of the investors in the Fund."

The fund will continue to hold its long-term focus on quality growth stocks with an emphasis on large-capitalization issues. John
Blundin and Christopher Toub of Alliance's Disciplined Growth team will serve as the fund's portfolio managers. The team utilizes proprietary fundamental research processes coupled with certain risk controls when constructing its investment portfolios, which typically hold 45 to 55 issues.
Shareholders are being notified of the change via a letter, as well as through the Summer edition of the firm's quarterly newsletter, In The Vanguard, which will be mailed within several weeks. The change in investment advisers does not require shareholder approval. The fund is not expected to realize any capital gains during the transition to the new manager, and the impact on the fund's expense ratio is expected to be negligible. Alliance will also assume portfolio management responsibilities for the Vanguard Variable Insurance Fund-Growth Portfolio, effective today.

The Vanguard Group, headquartered in Valley Forge,
Pennsylvania, is the nation's second largest mutual fund firm and a leading provider of company sponsored retirement plan services. Vanguard serves 15 million shareholder accounts and manages some $570 billion in U.S. mutual fund assets, including more than $170 billion in participant-directed defined contribution plans. Vanguard offers 109 funds to U.S. investors and 29 additional funds in international markets.



28067-18   10/8/2001